News release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (BST)
6 October 2011

Reed Elsevier announces Mark Armour’s decision to retire as CFO at the end of 2012

Reed Elsevier today announces that Mark Armour, Chief Financial Officer, has decided to retire from the boards of Reed Elsevier at the end of 2012.  The Nominations Committee is beginning a process to identify his successor and has appointed an executive search firm to review both internal and external candidates.

Mark Armour joined Reed Elsevier as Deputy Chief Financial Officer in 1995 and was appointed Chief Financial Officer in 1996.

Anthony Habgood, Chairman of Reed Elsevier, said: “I would like to thank Mark for his major contribution to the group over the past 16 years.  Mark has been tireless in helping drive the transformation of Reed Elsevier into a leading digital solutions business.  We wish him all the best for the future.”

Erik Engstrom, Chief Executive Officer of Reed Elsevier, said: “Since I took over as Chief Executive Officer in November 2009, Mark has given enormous personal commitment and dedication to Reed Elsevier, and has provided invaluable continuity.  I am very grateful for all his help and support.”

Mark Armour said: “After 15 years as Chief Financial Officer I have decided it is right to announce my planned retirement now in order to give the company sufficient time to appoint my successor and arrange an orderly transition.  During my time at Reed Elsevier the company has been transformed from a broad-based traditional print publisher into a leading provider of online professional business information and information solutions. The calibre of the team here leaves me in no doubt that the business will go from strength to strength.”

- ENDS -

Enquiries

Patrick Kerr (Media)

+44 (0)20 7166 5646

Sybella Stanley (Investors)

+44 (0)20 7166 5630

James Murgatroyd

RLM Finsbury

+44 (0)20 7251 3801

Notes to Editors

About Reed Elsevier Group plc

Reed Elsevier Group plc is a world leading publisher and information provider targeting the science and medical, legal, risk management, and business to business sectors. We provide high value and flexible information solutions to professional users. The group employs more than 30,000 people, including more than 16,000 in North America. Reed Elsevier reported revenues for 2010 of £6,055m/€7,084m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £11bn/€13bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

Mark Armour

Mark Armour has been Chief Financial Officer of Reed Elsevier Group plc since 1996, and is Chief Financial Officer of its two parent companies, Reed Elsevier PLC and Reed Elsevier NV.  He is a non-executive director of SABMiller plc. Prior to joining Reed Elsevier as Deputy Chief Financial Officer in 1995, he was a partner in Price Waterhouse. From 2002 until 2004, he was Chairman of The Hundred Group of Finance Directors.  He was also a member of the Finance and Reporting Working Group of the UK Government’s Company Law Review Steering Group, which reported in 2001, and a member of the group appointed by the Financial Reporting Council (FRC) which produced the Smith Report on Audit Committees in 2003.  In 2010, he was appointed to the advisory panel established by the FRC during its review of Effective Company Stewardship. Mark holds an MA in Engineering from Cambridge University and qualified as a Chartered Accountant.